PRICER

PRESS RELEASE

from Pricer AB (publ) December 19, 2003

PRICER'S RIGHTS ISSUE FULLY SUBSCRIBED

The proceeds of Pricer's rights issue amounted to MSEK 55.4 before issue costs, of which a sum of MSEK 48.7 was subscribed on the basis of existing shareholders' prior rights. This means that some 88 per cent of the issue was taken up.

The remaining shares issued, which corresponded to some MSEK 6.7, were allotted to applicants wishing to subscribe without prior rights. As the subscribers were interested in subscribing to more shares than were available, the subscription was scaled down on a pro rata basis. The largest subscriber was Ennismore-Fond NGT. No shares were allotted on the basis of the guarantees provided by certain existing shareholders (Sagri Development AB, Purpose AB, Martin Bjäringer, Michael S. Juuhl and Sverre Hollie) and referred to in the issue prospectus.

A total of 11,760,016 series B shares were issued via the rights issue. Over and above this, 8,830,200 series B shares were issued via a placement with the guarantors of the rights issue. Following the issue, the share capital amounts to SEK 45,187,026.50 and the number of shares in issue to 451,870,265. Trading in the newly issued shares is expected to start on Stockolmsbörsen's "O" list around 5 February 2004. In accordance with the terms of the issue 110,760,016 warrants were allotted to the subscribers. The subscription period for these warrants runs from 31 May until 11 June 2004.

"The fact that this issue was taken up in full reflects the confidence of Pricer's shareholders in the company and its ability to become a profitable and successful enterprise," says Jan Forssjö, Pricer's President and CEO, who adds: "Now that we have strengthened our finances we can concentrate on the growing interest on the market, which will provide the conditions required to enable us to achieve the targets we have set for the coming years."

For further information, please contact:
Jan Forssjö, President of Pricer AB: +46 8-505 582 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*
With the largest product range on the market, Pricer ESL System is installed in more than 400 stores in three continents. Customers include the second largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in collaboration with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.
Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate ID number: 556427-7993